UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15047387

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 Washington DC

SEC FILE NUMBER
8- 53105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cova Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Schoolhouse Lane
(No. and Street)

Great Neck (City) NY (State) 11020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlie Klein 908-231-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TARLOW & CO., C.P.A.'S
(Name – *if individual, state last, first, middle name*)

7 PENN PLAZA STE 210 (Address) NEW YORK (City) NY (State) 10001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Gibstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COVA Capital Partners, LLC, as of February 26, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

HENRY C. SUHR
NOTARY PUBLIC, State of New York
No. 01SU4607087
Qualified In Nassau County
Commission Expires July 31, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

TABLE OF CONTENTS

	Page
Report on Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9
Supplementary Information:	
Schedule 1 - Computation of Net Capital Under Rule 15c3-l of the Securities and Exchange Commission	10
Supplemental Reports:	
Independent Registered Public Accounting Firm's Report on Management's Statement Regarding Compliance With the Exemption Provisions of SEC Rule 15c3-3	11
Independent Accountant's Agreed Upon Procedures Report on the Schedule of Assessment and Payments (Form SIPC-7)	12

T C
TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 210, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Officers and Members
of Cova Capital Partners, LLC

We have audited the accompanying financial statements of Cova Capital Partners, LLC (f/k/a Bannockburn Partners, LLC), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. Cova Capital Partners, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Cova Capital Partners, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Cova Capital Partners, LLC's financial statements. The supplemental information is the responsibility of Cova Capital Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tarlow & Co., C.P.A.'s

New York, New York

February 27, 2015

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS		
Cash	$	215
Deposit with clearing organization		36,074
Security owned - at fair value		19,323
Other assets		22,400
	$	78,012
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	40,039
Member's equity		37,973
	$	78,012

The accompanying notes are an integral part of the financial statements.

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2014

Revenues		
Commission income	$	34,218
Underwriting and investment banking income		325,655
Realized and unrealized loss on securities		(2,945)
Other income		1,895
		358,823
Operating expenses		
Salary and related expenses		19,750
Employee benefits		5,168
Commission expense		97,385
Exchange fees and clearance charges		35,180
Rent		55,000
Professional and consulting fees		51,226
Regulatory and SIPC fees		17,560
Travel and entertainment		29,932
Telephone and internet		2,158
Other operating expenses		7,937
		321,296
Net income	$	37,527

The accompanying notes are an integral part of the financial statements.

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2014

Balance, January 1, 2014	$	35,460
Capital contributions		21,986
Capital withdrawals		(57,000)
Net income		37,527
Balance, December 31, 2014	$	37,973

The accompanying notes are an integral part of the financial statements.

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities		
Net income	$	37,527
Adjustments to reconcile net income to net cash used by operating activities		
Changes in assets and liabilities		
Deposit with clearing organization		13,886
Security owned - at fair value		(11,823)
Other assets		(5,860)
Accounts payable and accrued expenses		(30,157)
Due to clearing broker		(6,235)
Due to other broker dealers		(436,225)
Net cash used by operating activities		(438,887)
Cash flows from financing activities		
Capital contributions		21,986
Capital withdrawals		(57,000)
Net cash used by financing activities		(35,014)
Net decrease in cash		(473,901)
Cash, beginning of year		474,116
Cash, end of year	$	215
Supplemental cash flow disclosures		
Income taxes	$	-
Interest paid	$	-

The accompanying notes are an integral part of the financial statements.

NOTE 1 - ORGANIZATION

Cova Capital Partners, LLC (f/k/a Bannockburn Partners, LLC) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"), The Company was formed on June 15, 2000 under the laws of the State of New York. The Company is a wholly-owned subsidiary of Avco Capital Corp. (the "Parent"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including private placements and investment banking,

The Company was sold and simultaneously changed its name from Bannockburn Partners, LLC to Cova Capital Partners, LLC on March 6, 2012.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES

a) Accounting estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b) Cash equivalents

The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

c) Securities owned

Proprietary securities transactions are recorded on the trade date basis, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company does not carry customer securities accounts on its own books. All trades are on a fully disclosed basis through RBC Capital Markets, LLC . Customers' security transactions are reported on a settlement date basis, with related commission income and expenses reported on a trade date basis.

Securities owned are reported at fair value in accordance with ASC 820, "Fair Value Measurements and Disclosures". Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

d) Investment banking

Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from private placements in which the Company acts as an underwriter or agent.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Commissions

Commissions and related clearing expense arc recorded on a trade-date basis as securities transactions occur.

f) Income Taxes

The Company is a single-member limited liability company and therefore no provision for federal and state income taxes is required since the Parent reports the Company's taxable income or loss on their income tax returns.

NOTE 3- RECEIVABLE FROM CLEARING BROKER/SECURITIES HELD AT BROKER

The Company conducts business and clears its proprietary and customer transactions through one clearing broker on a fully disclosed basis. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

NOTE 4- NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the "applicable'" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $12,675, which was $7,675 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 3.16 to 1.

NOTE 5- RESERVE REQUIREMENT FURSUANT TO RULE 15c3-3

All customer transactions are cleared through one clearing broker on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c-3-3 of the Securities Exchange Commission.

NOTE 6 -FAIR VALUE OF FINANCIAL INSTRUMENTS

As described in Note 2, the Company's records its securities owned at fair value. Guidance provided by FASB ASC Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures,* defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs other than quoted prices within level 1 that are observable for the asset or liability either directly or indirectly, and fair value that is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 Inputs that are unobservable for the asset or liability and that include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among Levels 1, 2, and 3 during the year. The securities owned are classified as common stock - Level 1 in the fair value hierarchy.

NOTE 7- COMMITMENTS AND CONTINGENT LIABILITIES

a) Lease commitments

The Company entered into a month to month sublease for its office space located at 380 Lexington Avenue. New York, NY on June 15, 2013. Either party can terminate the sublease given 30 days notice. The lease was terminated as of November 30, 2014. The Company is operating out of the CEO's residence and is not paying rent while it seeks permanent quarters. Therefore, there are no future minimum lease payments.

Rent expense for the year ended December 31, 2014 amounted to $55,000.

NOTE 7- COMMITMENTS AND CONTINGENT LIABILITIES (continued)

b) Brokerage activities

In the normal course of business, the Company is engaged in various brokerage activities on an agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill their contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

NOTE 8- CONCENTRATIONS AND CREDIT RISKS

a) Bank deposits

The Company maintains cash balances at several banks. For those banks who are participants in the FD1C Transaction Account Guarantee Program, all non-interest bearing accounts of the Company are covered by FDIC insurance through December 31, 2014 for up to $250,000 in aggregate for all accounts. The Company did not incur any losses in these accounts.

b) Revenue and service concentrations

Approximately 84% of the Company's revenue is derived from one customer.

NOTE 9 - RELATED PARTY TRANSACTIONS

In transactions with its Parent, the Company paid out capital withdrawals totaling $57,000 in cash, and received common stock as capital contributions valued at $21,986 during the year ended December 31, 2014.

NOTE 10 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2015, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)

SCHEDULE - I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

Computation of net capital		
Total Member's equity	$	37,973
Less - Non-allowable assets		
Other assets		(22,400)
Net capital before haircuts on securities positions		15,573
Haircuts and undue concentrations		(2,898)
Net capital	$	12,675
Computation of aggregate indebtedness		
Accounts payable and accrued expenses	$	40,039
Aggregate indebtedness	$	40,039
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	2,803
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	7,675
Excess net capital at 1000 percent	$	8,671
Percentage of aggregate indebtedness to net capital		315.89%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2014 - original filing)	$	10,675
Net audit adjustments - decrease in accounts payable		2,000
Net capital per above (included in Part II of Form X-17A-5 as of December 31, 2014 - amended filing)	**$**	**12,675**

T C
TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION
7 Penn Plaza, Suite 210, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Officers and Members
of Cova Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance With The Exemption Provisions of SEC Rule 15c3-3, in which (1) Cova Capital Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cova Capital Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) Cova Capital Partners, LLC stated that Cova Capital Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Cova Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cova Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Tarlow & Co., C.P.A.'s

New York, New York

February 27, 2015

COVA CAPITAL PARTNERS, LLC
(F/K/A BANNOCKBURN PARTNERS, LLC)
DECEMBER 31, 2014

February 27, 2015

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH THE EXEMPTION PROVISIONS OF SEC RULE 15C3-3

We, as management of Cova Capital Partners, LLC (F/K/A Bannockburn Partners, LLC) ("Cova") are responsible for the Company's compliance with the exemption provisions of Rule 15c3-3 under Securities Exchange Act of 1934 (SEC Rule 15c3-3). The following statements are made to our best knowledge and belief: (1) Cova claims an exemption from the provisions of SEC Rule 15c3-3 under paragraphs (k)(2)(ii), and (2) Cova has met the identified exemption provision for the period from January 1, 2014 through December 31, 2014 without exception.

Cova Capital Partners, LLC (F/K/A Bannockburn Partners, LLC)

By:______________________________
Edward Gibstein
CEO, Cova Capital Partners, LLC (F/K/A Bannockburn Partners, LLC)

T&C
TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION
7 Penn Plaza, Suite 210, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Officers and Members
of Cova Capital Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Cova Capital Partners, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and the National Futures Association, solely to assist you and the other specified parties in evaluating Cova Capital Partners, LLC's compliance with the applicable instructions of Form SIPC-7. Cova Capital Partners, LLC's management is responsible for Cova Capital Partners, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tarlow & Co., C.P.A.'s

New York, New York
February 27, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053105 FINRA DEC

Cova Capital Partners, LLC
8 Schoolhouse Lane
Great Neck, NY 11020

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Charles Klein (908) 231-1000

2. A. General Assessment (item 2e from page 2) $ 819

B. Less payment made with SIPC-6 filed (exclude interest) (702)

July 28, 2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 117

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 117

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 217

H. Overpayment carried forward $(100)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cova Capital Partners, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 31st day of January, 20 15.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1 2014 and ending December 31, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 358,823
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	2,945
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	2,945
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	34,360
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	34,360
2d. SIPC Net Operating Revenues	$ 327,408
2e. General Assessment @ .0025	$ 819
	(to page 1, line 2.A.)